82-4659



A world of difference

Aggreko plc Interim Report 2003

03 SEP 15 AM 7:21
SUPPL
03032037
PROCESSED
SEP 26 2003
THOMSON
FINANCIAL
9/16

aggreko

... provides portable power, temperature control and compressed air systems to companies around the world

... is to be the leading global player in the specialist energy marketplace

CONTENTS


Turnover £m
99
94.6
00
124.2
01
157.3
02
167.7
03
159.3


Diluted eps pence
99
3.94
00
5.36
01
6.26
02
6.04
03
4.36


Dividend per share pence
99
1.80
00
1.95
01
2.10
02
2.20
03
2.20


Cash flow from operating activities £m
99
34.7
00
41.7
01
49.6
02
40.3
03
39.7


Shareholders' Funds £m*
99
83.6
00
109.0
01
146.3
02
169.4
03
180.4

*1999-2001 figures have been restated for implementation of Financial Reporting Standard 19 'Deferred Tax' in 2002



Philip Rogerson *Chairman*

Board Changes

Following the death of Phil Harrower, our former Group Chief Executive, at the end of last year, a search was initiated for a successor in early January 2003. This search ended with the appointment of Rupert Soames who became Group Chief Executive on 1 July 2003. It gives me great pleasure to welcome Rupert to Aggreko. He brings with him a wealth of international business experience gained from working most recently at Misys plc, where he was Chief Executive of the Banking and Securities Division. Before joining Misys, Rupert was with GEC plc for 15 years, latterly responsible for the UK, Africa and Asia operations of Avery Berkel.

Overview

The first half of 2003 has been challenging for Aggreko with difficult trading conditions in many of our markets around the world. This has particularly impacted performance in Europe and North America where profitability has fallen significantly during the first half. However, more positively, our International business has continued to grow during 2003 building on its strong performance in 2002.

In looking at the comparison between 2003 and 2002, the group's previous period figure included two major projects – the Salt Lake City Winter Olympics and the Japanese World Cup contract, both of which contributed significantly to revenues and profits in the first half of 2002.

Group turnover of £159.3 million decreased by 5.0% compared with the first half of 2002, a fall in constant currency terms of 1.9%. Included in the 2003 turnover number is £6.9 million (2002 – £8.8 million) of fuel "flow-through" revenue, on which the company takes no margin, relating to contracts with the Ceylon Electricity Board in Sri Lanka, which, when excluded, results in Group turnover being 4.0% behind 2002 and 0.8% behind in constant currency. Turnover increased in both Europe and in the International business, but declined in North America, where the combination of a difficult trading environment and the absence of £11.8 million of turnover generated by the Salt Lake City Winter Olympics during the first half of 2002 resulted in constant currency turnover 16.8% lower than 2002.

Group operating profit fell by 31.5% to £19.6 million which in constant currency represents a decline of 29.4%. Group pre-tax profits fell by 32.6% to £17.2 million causing earnings per share to fall by 27.7% to 4.37 pence.

During the first six months of the year Aggreko's capital expenditure amounted to £42.1 million compared with £26.6 million in the same period last year. The first half capital expenditure as a proportion of the full year has returned to the historic profile, reflecting the seasonality of the business. It is expected that capital expenditure for the full year will be in the region of £65 million, broadly in line with depreciation before taking account of the investment in our information systems. Aggreko continued to manage its fleet on a global basis during the first half of 2003, transferring approximately 10% of the combined North American and European power fleet into the International business.

In the light of Aggreko's strong financial position, demonstrated by interest cover in excess of 8 times, the Board has decided to declare an interim dividend of 2.20 pence, which is unchanged compared with the 2002 interim dividend. This interim dividend will be paid on 21 November 2003 to shareholders on the Register at 24 October 2003, with an ex-dividend date of 22 October 2003.

North America

Our North American business had a disappointing first half. Turnover of $79.6 million was 16.8%, lower than the previous year, with trading profits of $0.9 million (2002 – $11.3 million). This is reflected in a decline in trading profit margin from 11.8% in the prior period to 1.1%. Stripping out the impact of the Salt Lake City Winter Olympics contract, turnover was 1.0% ahead of 2002 but profitability fell due to the ongoing pricing pressure being experienced, particularly in the power sector.

In terms of products, power turnover fell as a result of the absence of the Winter Olympics contract combined with the impact of the continuing over-supply of power fleet in the market. However, both temperature control and oil-free air rental turnover grew in the first half of 2003 compared to 2002 reflecting in part the progress made in the new Aggreko Process Services business, which has made an encouraging start, securing a number of contracts with major international companies to provide process enhancement solutions utilising Aggreko's standard equipment.

Sector performance in North America has been mixed, with activity in manufacturing growing significantly on the back of strong performances from our North East and South regions, offset to some extent by a decline in petro-chemicals. In the entertainment sector we provided power for major sports events including the Super Bowl, NHL ice hockey play offs and the NBA basketball play offs. In addition, towards the end of the first half, Aggreko secured the contract to provide power for the Pan Am Games which took place during August in the Dominican Republic.

The North American market remains difficult with little prospect of any imminent reduction in the over-supply of power equipment. However, Aggreko will continue to focus on providing the highest level of service whilst pursuing ways of doing so as cost effectively as possible.

Europe

Europe also had a disappointing first half; whilst turnover increased by 4.0% to €75.9 million, trading profit fell by 33.5% to €8.4 million. The trading margin dropped from 17.6% in the same period last year to 11.1% in the period under review. This decline was caused by a combination of a change in business mix – a higher proportion of depot based revenues as opposed to large power projects for utilities – and increased costs as a result of planned investment in capital and people in the European business. The purpose of this investment has been to enable us to grow the business organically, particularly in Southern Europe where new depots were opened in Madrid and Milan, the latter representing our first permanent presence in Italy. Whilst our depot businesses in Southern Europe, including France, grew year-on-year, it was not enough to offset the completion of a number of large Spanish utility projects.

The UK is the largest element in our Europe business and its performance has been satisfactory during the first half of 2003; Ireland and Scandinavia produced good performances, registering growth over the prior period. Our Central Europe business had a difficult first half against a challenging economic backdrop, particularly in the Netherlands where we experienced a sharp downturn in profitability. A new business director for this region was appointed late in the first half.

Our temperature control and oil-free air businesses both registered good growth during the first half performing work for many well known companies using applications developed by Aggreko's specialists in different parts of the world. Power business in the depots also grew compared to 2002, but this growth was more than offset by the impact of the reduction in major projects business.

The first half saw Aggreko execute the power supply contract for the St Moritz World Ski Championships as well as securing the contract for the World Athletics Championships in Paris which are taking place during August 2003. Both these projects were won with the support of our global events team who have a track record second to none in executing major global sporting events.

Despite the disappointing first half, the opportunity to grow our European business remains, and, as demonstrated by the expansion in Spain and Italy, we are committed to maximising this potential.

International

Aggreko International Power Projects (AIPP), together with the International depot network in the Middle East, Australia and Singapore, had a successful first half with headline turnover of £57.9 million, being 9.2% ahead of the previous period, and trading profit of £11.5 million being 15.5% ahead of 2002. Stripping out the £6.9 million (2002 – £8.8 million) of fuel flow-through revenue relating to the Sri Lankan contracts, turnover of £51.0 million was 15.4% ahead of 2002. The headline trading profit margin was 19.8%, which was 1.0 percentage point higher than the prior year and – again, eliminating the fuel flow-through – the trading profit margin was similar to 2002 at 22.5%.

The depot network in the Middle East had a very strong first half benefiting from increased levels of activity across all sectors, particularly infrastructure development, shipping, oil and gas and military support. A new location was opened in Kuwait to take advantage of increased levels of activity in the area. In Australia the temperature control business grew with several large mine cooling projects, as did the power business which provided services for a number of high profile film contracts.

AIPP executed several substantial contracts for military support services in Egypt, Jordan, Qatar, UAE and Bahrain. Recently, a number of contracts have been secured in Iraq to provide power in Baghdad as well as other cities in Southern Iraq. Major utility projects included further extensions for 100MW contracts for the Ceylon Electricity Board in Sri Lanka through June 2003, substantial base load utility projects for eight sites in the Middle East as well as contracts providing base load power in West Africa. Many smaller end user projects have been won in the oil and gas, refining and industrial sectors with contracts across Africa, Asia, Australia and South America for our global customers. These projects range from the commissioning of a floating oil production, storage and off loading facility in South Korea, a pulp and paper mill in the Philippines and a cement plant in Nigeria, to offshore gas exploration in Egypt. As part of the drive to expand the geographical scope of our International business, sales offices have been opened in South Africa, where projects have been undertaken recently, as well as in Venezuela and Indonesia, both countries offering utility and oil and gas related opportunities for AIPP.

The AIPP business is continuing to expand its customer base, operating in more countries and executing a broader range of contracts which, over time, should reduce its current dependence on large base-load power projects whose timing in any given period will strongly influence the performance of the business.

Outlook

There has been no material change to the outlook for the business since our Trading Statement dated 18 June 2003. At this stage in the second half, demand in the Middle East depot business remains robust; there has also been some modest improvement in activity levels in Europe and North America as a result of, respectively, the recent hot weather, and the power outages in the North East of the United States and Canada. However, in aggregate, trading remains in line with our expectations.

Philip G. Rogerson
Chairman
27 August 2003



Angus Cockburn *Finance Director*

The trading results for the six months to 30 June 2003 are discussed in the Chairman's Statement and Operating Review.

Cash Flow and Net Debt

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortisation) for the first six months of 2003 amounted to £48.2 million, down 14.9% on the same period in 2002. The net cash inflow from operating activities during the period totalled £39.7 million (2002 – £40.3 million), which contributed to the funding of capital expenditure of £42.1 million, up £15.5 million on the same period in 2002. This represents a return to the historic profile, in terms of timing, reflecting the seasonality of the business. Net debt increased by £14.6 million during the period, but is £2.2 million lower than 30 June 2002.

Financial Position

As a result of the decrease in net debt compared with 30 June 2002, gearing (net debt as a percentage of equity) at 30 June 2003 reduced to 73% from 79% at 30 June 2002.

The net interest charge for the period was £2.4 million, a decrease of £0.7 million on the same period in 2002, principally as a result of lower global interest rates as well as a lower level of net debt during the period. Interest cover remains strong at 8.2 times, compared to 9.3 times at 30 June 2002. Reflecting an unchanged dividend per share, dividend cover is 2.0 times compared with 2.8 times at 30 June 2002.

The current forecast of the effective tax rate for the full year, which has been used in the interim accounts, is 32.0% as compared to 36.5% in the same period last year. This fall in the tax rate largely reflects the changes in the geographical mix of profits.

Currency Translation

The impact of movements in exchange rates on the translation of the results for the six months ended 30 June 2003 was to decrease turnover and operating profit by £5.1 million and £0.8 million respectively. Set out in Table 1 are the principal exchange rates used to translate the Group's overseas profits and net assets.

Shareholders' Funds

Shareholders' funds increased by £6.8 million in the six months ended 30 June 2003, to £180.4 million represented by the net assets of the Group before net debt of £312.2 million, and net debt of £131.8 million. The movements in Shareholders' funds are analysed in Table 2 below.

Earnings per Share

The diluted earnings per share for the period were 4.36 pence, a decrease of 27.9% on the 2002 figure of 6.04 pence. Basic earnings per share for the period of 4.37 pence represents a decrease of 27.7% over the 2002 figure of 6.05 pence.

Angus G. Cockburn
Finance Director
27 August 2003

Table 1 Currency Translation — Source: Reuters

(Per £ sterling)	2003 Average	2003 Period End	2002 Average	2002 Period End
Principal Exchange Rates				
United States Dollar	**1.6128**	**1.6674**	1.4476	1.5213
Euro	**1.4564**	**1.4516**	1.6064	1.5629
Other Operational Exchange Rates				
UAE Dirhams	**5.9235**	**6.1245**	5.3168	5.5876
Australian Dollar	**2.6038**	**2.4497**	2.7021	2.7292

Table 2 Movements in Shareholders' Funds

	£ million	£ million
As at 1 January 2003		173.6
Profit for the financial period	11.7	
Dividend[1]	(5.9)	
Retained earnings		5.8
Exchange		1.0
As at 30 June 2003		**180.4**

(1) The proposed interim dividend for 2003 is 2.20 pence (2002 – 2.20 pence).

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2003 (unaudited)

	Notes	**6 months ended 30 June 2003 £ million**	6 months ended 30 June 2002 £ million	Year ended 31 Dec 2002 £ million
Turnover from continuing operations	1	**159.3**	167.7	340.1
Operating expenses		**(139.7)**	(139.0)	(278.9)
Operating profit from continuing operations	1	**19.6**	28.7	61.2
Net interest payable		**(2.4)**	(3.1)	(6.1)
Profit on ordinary activities before taxation		**17.2**	25.6	55.1
Tax on profit on ordinary activities	7(iii)	**(5.5)**	(9.3)	(20.1)
Profit for the financial period		**11.7**	16.3	35.0
Dividends	3	**(5.9)**	(5.9)	(14.9)
Retained profit for the financial period		**5.8**	10.4	20.1
Dividends per share (pence)	3	**2.20**	2.20	5.55
Earnings per share (pence) – basic	4	**4.37**	6.05	13.03
Earnings per share (pence) – diluted	4	**4.36**	6.04	13.02

A reconciliation to historical cost profits and losses is not shown as all gains and losses are recognised in the profit and loss account under the historical cost convention.

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the six months ended 30 June 2003 (unaudited)

	Note	**6 months ended 30 June 2003 £ million**	6 months ended 30 June 2002 £ million	Year ended 31 Dec 2002 £ million
Profit for the financial period		**11.7**	16.3	35.0
Exchange translation gains/(losses)	6	**1.0**	(3.2)	(8.1)
Total recognised gains and losses for the financial period		**12.7**	13.1	26.9

CONSOLIDATED BALANCE SHEET

As at 30 June 2003 (unaudited)

	Notes	**30 June 2003 £ million**	30 June 2002 £ million	31 Dec 2002 £ million
Fixed assets				
Intangible assets		**3.3**	3.8	3.5
Tangible assets		**299.7**	291.4	289.2
		303.0	295.2	292.7
Current assets				
Stocks		**28.9**	30.6	24.8
Debtors		**69.2**	64.8	63.9
Cash at bank and in hand		**8.0**	7.9	7.5
		106.1	103.3	96.2
Creditors – amounts falling due within one year				
– borrowings	5	**(9.4)**	(10.4)	(1.5)
– other creditors		**(67.0)**	(67.1)	(67.9)
Net current assets		**29.7**	25.8	26.8
Total assets less current liabilities		**332.7**	321.0	319.5
Creditors – amounts falling due after more than one year				
– borrowings	5	**(130.4)**	(131.5)	(123.2)
Provisions for liabilities and charges		**(21.9)**	(20.1)	(22.7)
Net assets		**180.4**	169.4	173.6
Capital and reserves				
Called up share capital		**53.6**	53.7	53.6
Share premium account		**5.7**	5.6	5.7
Capital redemption reserve		**0.1**	–	0.1
Profit and loss account		**130.9**	116.1	125.1
Other reserves (exchange)		**(9.9)**	(6.0)	(10.9)
Equity Shareholders' funds	6	**180.4**	169.4	173.6

For the six months ended 30 June 2003 (unaudited)

	Notes	**6 months ended 30 June 2003 £ million**	6 months ended 30 June 2002 £ million	Year ended 31 Dec 2002 £ million
Net cash inflow from continuing operating activities	*2(i)*	**39.7**	40.3	105.3
Returns on investments and servicing of finance		**(2.4)**	(3.1)	(6.1)
Taxation		**(6.8)**	(9.8)	(20.3)
Capital expenditure and financial investment	*2(ii)*	**(38.2)**	(20.5)	(52.1)
Acquisitions		**-**	(0.2)	(0.3)
Equity dividends paid		**(9.0)**	(8.6)	(14.5)
Management of liquid resources		**0.7**	1.1	0.5
Financing		**17.1**	0.1	(14.1)
Increase/(decrease) in cash in the period		**1.1**	(0.7)	(1.6)

Reconciliation of net cash flow to movement in net debt

	Notes	**6 months ended 30 June 2003 £ million**	6 months ended 30 June 2002 £ million	Year ended 31 Dec 2002 £ million
Increase/(decrease) in cash in the period		**1.1**	(0.7)	(1.6)
Cash (inflow)/outflow from movement in debt		**(17.1)**	(0.1)	13.5
Cash inflow from movement in liquid resources		**(0.7)**	(1.1)	(0.5)
Changes in net debt arising from cash flows		**(16.7)**	(1.9)	11.4
Exchange		**2.1**	1.1	4.6
Movement in net debt in period		**(14.6)**	(0.8)	16.0
Net debt at beginning of period		**(117.2)**	(133.2)	(133.2)
Net debt at end of period	*2(iii)*	**(131.8)**	(134.0)	(117.2)

For the six months ended 30 June 2003 (unaudited)

1 Segmental analysis by geographical area

	Turnover			Operating profit		
	6 months ended 30 June 2003 £ million	6 months ended 30 June 2002 £ million	Year ended 31 Dec 2002 £ million	**6 months ended 30 June 2003 £ million**	6 months ended 30 June 2002 £ million	Year ended 31 Dec 2002 £ million
Europe	**52.1**	48.1	102.8	**5.7**	8.4	19.0
North America	**49.3**	66.2	128.7	**0.6**	7.8	17.2
International	**57.9**	53.4	108.6	**11.5**	10.1	22.0
	159.3	167.7	340.1	**17.8**	26.3	58.2
Gain on sale of tangible fixed assets				**1.8**	2.4	3.0
				19.6	28.7	61.2

Turnover to third parties by destination is not materially different from turnover to third parties by origin. In the opinion of the Directors, the supply of temporary power, temperature control, oil-free compressed air and related services constitutes one class of business.

2 Notes to cash flow statement

	6 months ended 30 June 2003 £ million	6 months ended 30 June 2002 £ million	Year ended 31 Dec 2002 £ million
(i) Reconciliation of operating profit to net cash inflow from continuing operating activities			
Operating profit	**19.6**	28.7	61.2
Depreciation and amortisation	**28.6**	28.1	55.8
Increase in stocks	**(4.2)**	(5.8)	(0.6)
Increase in debtors	**(5.3)**	(8.6)	(9.3)
Increase in creditors	**3.2**	0.4	2.5
Other items not involving movement of cash	**(2.2)**	(2.5)	(4.3)
Net cash inflow from continuing operating activities	**39.7**	40.3	105.3
Included in Other items not involving the movement of cash:			
Gain on sale of tangible fixed assets	**(1.8)**	(2.4)	(3.0)
(ii) Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(42.1)**	(26.6)	(59.1)
Proceeds from disposal of tangible fixed assets	**3.9**	6.1	7.0
Net cash outflow for capital expenditure and financial investment	**(38.2)**	(20.5)	(52.1)

	Net debt at 31 Dec 2002 £ million	Cash flow £ million	Translation £ million	**Net debt at 30 June 2003 £ million**
(iii) Analysis of movement in net debt				
Cash				
Cash at bank and in hand	6.2	1.1	0.1	**7.4**
Liquid resources				
Deposits maturing within one year	1.3	(0.7)	–	**0.6**
Financing				
Debt due within one year	(1.5)	(7.9)	–	**(9.4)**
Debt due after one year	(123.2)	(9.2)	2.0	**(130.4)**
	(117.2)	(16.7)	2.1	**(131.8)**

3 Dividends

An interim dividend of 2.20 pence per share has been declared and will be paid on 21 November 2003 to holders of all ordinary shares whose names are registered at close of business on 24 October 2003.

4 Earnings per share

Basic earnings per share have been calculated using a number of shares of 267.8 million, being the weighted average number of shares in issue during the period.

Diluted earnings per share have been calculated for each of the periods presented, taking into account the dilutive effect of:

a) the executive share options granted in September 1999, March 2000, August 2000, March 2001, August 2001, March 2002, September 2002 and February 2003;
b) options granted under group wide sharesave schemes in May 1998, May 1999, April 2000, October 2001 and October 2002 and,
c) US stock options granted in October 2002.

The diluted weighted average number of shares used in the calculations for each of the periods is as follows:

	6 months ended 30 June 2003 million	6 months ended 30 June 2002 million	Year ended 31 Dec 2002 million
Diluted weighted average number of shares	**268.8**	268.9	268.6

5 Borrowings

The profile of the Group's financial liabilities at 30 June 2003, was as follows:

	Floating rate £ million	Fixed rate £ million	Total £ million
Sterling	16.5	15.0	31.5
US Dollar	56.3	27.0	83.3
Euro	6.1	18.9	25.0
At 30 June 2003	**78.9**	**60.9**	**139.8**
Sterling	40.4	25.0	65.4
US Dollar	–	50.9	50.9
Euro	5.1	20.5	25.6
At 30 June 2002	45.5	96.4	141.9
Sterling	34.5	15.0	49.5
US Dollar	22.8	35.2	58.0
Euro	4.2	13.0	17.2
At 31 December 2002	61.5	63.2	124.7

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 30 June 2003 was as follows:

	30 June 2003 £ million	30 June 2002 £ million	31 Dec 2002 £ million
Within 1 year, or on demand	**9.4**	10.4	1.5
Between 1 and 2 years	**–**	–	–
Between 2 and 5 years	**130.4**	131.5	123.2
	139.8	141.9	124.7

6 Reconciliation of movements in shareholders' funds

	Called up share capital £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserve (exchange) £ million	Capital and reserves £ million
Profit for the financial period	–	–	–	11.7	–	11.7
Dividends	–	–	–	(5.9)	–	(5.9)
Other recognised gains	–	–	–	–	1.0	1.0
Net addition to shareholders' funds	–	–	–	5.8	1.0	6.8
Opening shareholders' funds	53.6	5.7	0.1	125.1	(10.9)	173.6
Closing Shareholders' funds	**53.6**	**5.7**	**0.1**	**130.9**	**(9.9)**	**180.4**

7 Basis of preparation of interim Accounts

(i) The interim Accounts have been prepared in accordance with the guidance published by the Accounting Standards Board.

(ii) The interim Accounts have been prepared on the basis of the accounting policies described on pages 42 and 43 of the 2002 Annual Report and Accounts, and should be read in conjunction with those Report and Accounts.

(iii) The taxation charge for the period is based on an estimate of the Group's expected annual effective rate of tax for 2003 which is currently estimated to be 32.0%.

(iv) The results for the half years to 30 June 2003 and 2002 are unaudited but have been reviewed by the Group's auditors, whose report is on page 12.

(v) The statutory accounts for 2002 have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under either Section 237(2) or 237(3) of the Companies Act 1985.

8 Date of approval

The interim Accounts were approved by the Board of Directors on 27 August 2003.

INDEPENDENT REVIEW REPORT TO AGGREKO plc

Introduction

We have been instructed by the company to review the financial information which comprises the Consolidated Profit and Loss Account, Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.

A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.

A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report has been prepared for, and only for, the company for the purposes of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown, or into whose hands it may come, save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
27 August 2003

Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £12. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases) during market hours. Please note that this service is only available for dealing by post.

Payment of Dividends by BACS

Many Shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to Shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the Shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid direct to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in November 2003.

Online Shareholder Services

Shareholders may wish to take advantage of the 'Online' enquiry service offered by the Registrar. This service allows the Shareholder to access his own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an 'Information Zone' which provides answers to many questions frequently asked by Shareholders.

Officers and Advisers

Secretary and Registered Office
A Paul Allen
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
UNITED KINGDOM

Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. 177553

Registrars and Transfer Office
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

Stockbrokers
Cazenove – London
Hoare Govett Limited – London

Auditors
PricewaterhouseCoopers LLP – Glasgow
Chartered Accountants

Financial Calendar

	6 months ended 30 June 2003	Year ending 31 December 2003
Results announced	27 August 2003	Late February 2004
Report posted	1 September 2003	Mid March 2004
Annual General Meeting		Late April 2004
Ex-dividend date	22 October 2003	Late April 2004
Dividend record date	24 October 2003	Late April 2004
Dividend payment date	21 November 2003	Late May 2004

Designed and produced by Tayburn Corporate



HEAD OFFICE
AGGREKO PLC
121 WEST REGENT STREET
GLASGOW G2 2SD
UNITED KINGDOM
TELEPHONE 0141 225 5900
FAX 0141 225 5949

www.aggreko.com